

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
Jeffrey T. Hanson
Chief Executive Officer and Chairman of the Board of Directors
Griffin-American Healthcare REIT II, Inc.
4000 MacArthur Boulevard
West Tower, Suite 200
Newport Beach, California 92660

> **Re:** **Griffin-American Healthcare REIT II, Inc.**
> **Post-effective amendment no. 19 to Form S-11**
> **Filed November 21, 2012**
> **File No. 333-158111**

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplement No. 10 dated November 21, 2012

1. We note your disclosure regarding the change in offering price and the approximated value per share that the board determined. With a view to disclosure, please provide us an analysis regarding your calculation of the approximated value per share, including:

    - any conflicts or prior relationship with Duff & Phelps;

    - the share number used to calculate the per share value;

    - expanded disclosure regarding how the non-property assets and liabilities were valued;

    - cautionary language regarding the sensitivity of assumptions and a quantitative example of the sensitivity of the estimate to changes in assumptions; and

- the relationship between the aggregate purchase price of your properties (as adjusted for related capital expenditures) and the value assigned to your properties; and

Furthermore, please represent to us that you will provide tabular comparative breakdown of prior valuations in the future. We may have further comment.

2. We note that you have adjusted MFFO for the purchase of the subordinated distribution. Please tell us why you believe this adjustment is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel

cc: Seth K. Weiner